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SEC FILE NUMBER
001-13810

CUSIP NUMBER
83368E200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	DECEMBER 31, 2009

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Socket Mobile, Inc.
Full Name of Registrant
Former Name if Applicable
39700 Eureka Drive
Address of Principal Executive Office (Street and Number)
Newark, CA 94560
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K, 10 Q, 10-D, N SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Socket Mobile, Inc. (the "Company") and its independent registered public accountants (the "Auditors") engaged to audit the financial statements required to be filed with the Annual Report on Form 10-K (the "Annual Report") of the Company need additional time to complete certain reviews and analyses that could have an impact on its financial statements and related disclosures to be included in the Annual Report. The delay in completing the audit could not be eliminated by the Company without unreasonable effort or expense. Accordingly, the Company was unable to file the Annual Report on a timely basis. The Company believes it will be able to file the Annual Report for the year ended December 31, 2009 within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Dunlap	(510)	933-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on indicators in the fourth quarter of 2009 the Company has been performing additional impairment testing with respect to the Company's goodwill with the assistance of a third party valuation specialist. The Company is using the two step test as required to assess goodwill for impairment. The preliminary results of the goodwill impairment analysis show that the estimated fair value of the Company's goodwill is $4.4 million which exceeds the carrying value by $5.4 million. As a result, the Company anticipates recording an estimated goodwill impairment charge of approximately $5.4 million as of December 31, 2009.

Due to the estimated goodwill impairment charge, the Company anticipates that it will report a net loss of approximately $7.9 million for the year ended December 31, 2009, or $2.21 per share, as compared to a net loss of $2.8 million for the year ended December 31, 2008, or a loss of $0.86 per share. This differs from the financial results previously reported by the Company in its press release of February 18, 2010.

The Company is in the process of finalizing the goodwill impairment analysis with the assistance of a third party specialist and any adjustment to the estimated goodwill impairment will be recognized in the quarter ending March 31, 2010.

In addition, the Company anticipates that the Auditor's report on the Company's financial statements will include explanatory language expressing doubt about the Company's ability to continue as a going concern.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could" or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. Except as required by law, the registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2009 Form 10-K. The registrant's actual decisions, performance, and results may differ materially.

Socket Mobile, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ David W. Dunlap

David W. Dunlap
Vice President of Finance and Administration and Chief Financial Officer (Principal Financial Officer)